Contact:  HENRY K. JORDAN                       THE FOOTHILL GROUP, INC.
          Senior Vice President &               11111 Santa Monica Boulevard
          Chief Financial Officer               Los Angeles, California 90025
          310-996-7000

                              [FOOTHILL GROUP LOGO]

                                      NEWS


                        THE FOOTHILL GROUP, INC. REPORTS

                   FOURTH QUARTER AND RECORD YEAR END RESULTS

         LOS ANGELES, CALIFORNIA, January 30, 1995 . . .  The Foothill
Group, Inc. (NYSE-FGI) today reported a 66% increase in net income for the year ended December 31, 1994 to a record $31,076,000, or $1.77 per fully diluted share, compared with net income of $18,683,000, or $1.08 per fully diluted share, for the year ended December 31, 1993. For the fourth quarter ended December 31, 1994, net income grew to $7,312,000, or 42 cents per fully diluted share, compared with net income of $3,532,000, or 20 cents per fully diluted share, for the same period in 1993.

         Henry K. Jordan, Senior Vice President and Chief Financial Officer, said, "These fourth quarter and year end results reflect the strong profitability of our asset-based lending operations and continued growth of the asset-based loan portfolio. Finance receivables reached $659,356,000 as of December 31, 1994, up 28% on an annualized basis from $514,518,000 as of December 31, 1993.

         "We are especially pleased that over 80% of our fourth quarter earnings resulted from asset-based lending operations as compared to 54% in the 1993 fourth quarter. The credit quality of the Company's asset-based loan portfolio continued to improve in the fourth quarter. Margins remained strong for both the three months and year ended December 31, 1994, due in part to reductions in the Company's cost of funds. Volatility in the interest rate environment has minimal impact on the Company's margins due to its policy of matching interest sensitive assets and liabilities. Net interest revenue, as a percent of average assets, was 9.11% for the year ended December 31, 1994 as compared with 8.74% for the year ended December 31, 1993.

         "Equity and purchased bank debt positions owned by the Company have unrealized gains totaling $28,107,000 as of December 31, 1994, down from $37,805,000 as of December 31, 1993.

These unrealized gains are subject to daily market fluctuations. Subsequent to December 31,1994, several of the Company's larger equity positions did appreciate in value from their year end levels, thus improving the unrealized gains noted above. In addition, investments of Foothill's managed partnerships show substantial unrealized gains which, if realized, will contribute to future earnings. The Company anticipates marketing a new fund, Foothill Partners III, in the spring of 1995.

         "Book value per common share was $10.32 as of December 31, 1994, up from $9.02 as of December 31, 1993. Total stockholders' equity increased in the 1994 fourth quarter to a record $172 million."

         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly-owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of December 31, 1994, Foothill had total assets owned or under management of more than $1.2 billion.

                            THE FOOTHILL GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS
                    DECEMBER 31, 1994 AND DECEMBER 31, 1993
                             (Dollars in thousands)


- ------------------------------------------------------------------------------------
                                                                  DECEMBER 31,
                                                          --------------------------
                                                            1994              1993
- ------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                 $ 33,584          $ 50,907
Equity, debt and partnership investments                    38,301            32,842
Finance receivables:
  Revolving loans                                          481,063           326,373
  Term loans                                               178,293           188,145
- ------------------------------------------------------------------------------------
    Finance receivables                                    659,356           514,518
  Allowance for credit losses                               17,260            14,057
- ------------------------------------------------------------------------------------
    Finance receivables, net                               642,096           500,461

Repossessed assets, net                                        556                 -
Prepaid income taxes                                        10,463             9,009
Deferred fund and debt issuance costs, net                   7,598             9,897
Property and equipment, at cost
  less accumulated depreciation and
  amortization ($2,438 at December 31,
  1994; $1,769 at December 31, 1993)                         2,387             2,269
Other assets (principally monies due
  from loan participants)                                    3,205             1,122
- ------------------------------------------------------------------------------------
                                                          $738,190          $606,507
====================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Commercial paper                                        $214,897          $148,283
  Other short term borrowings                               10,000                 -
  Senior notes payable                                     268,829           237,404
  Accounts payable and accrued liabilities                  21,504            14,948
  Subordinated notes and debentures                         50,550            53,725
- ------------------------------------------------------------------------------------
    Total liabilities                                      565,780           454,360
- ------------------------------------------------------------------------------------

Stockholders' equity:
  Convertible preferred stock, $1.00 par
    value, $30.00 per share liquidation
    preference, 9% cumulative, 100,000
    shares issued and outstanding                            2,900             2,900
  Class A common stock, no par value,
    16,420,410 shares issued and
    outstanding (16,538,874 at
    December 31, 1993)                                      99,048           101,285
  Unrealized gains, net of tax, on
    marketable debt and equity securities                   15,001            19,672
  Retained earnings                                         55,461            28,290
- ------------------------------------------------------------------------------------
    Total stockholders' equity                             172,410           152,147
- ------------------------------------------------------------------------------------
                                                          $738,190          $606,507
====================================================================================


                            THE FOOTHILL GROUP, INC.
                            SELECTED FINANCIAL DATA
                             (Dollars in thousands)

                                          Three months ended December 31,          Year ended December 31,
                                        -----------------------------------  -----------------------------------
                                              1994              1993              1994              1993
SELECTED OPERATING DATA*:               ---------------  ------------------  ---------------  ------------------
  Interest and fees earned              $27,905  15.11%  $17,914    12.83 %  $87,088  13.55%  $65,125    12.92 %
  Interest expense                        9,720   5.26%    5,596     4.01 %   28,519   4.44%   21,064     4.18 %
- ----------------------------------------------------------------------------------------------------------------

  Net interest revenue                   18,185   9.85%   12,318     8.82 %   58,569   9.11%   44,061     8.74 %
  Asset management fees                   1,303   0.71%    1,319     0.94 %    5,460   0.85%    6,025     1.20 %
  Gains from asset sales and managed
partnerships                              2,104   1.14%    4,224     3.02 %   24,899   3.88%   18,260     3.62 %
  Provision for credit losses             1,669   0.90%    3,050     2.18 %    9,658   1.50%   12,794     2.54 %
  General and administrative
expenses                                  7,096   3.84%    5,612     4.02 %   24,751   3.85%   19,651     3.90 %
- ----------------------------------------------------------------------------------------------------------------

  Income from continuing operations
before taxes                             12,827   6.96%    9,199     6.58 %   54,519   8.49%   35,901     7.12 %
  Provision for income taxes -
continuing operations                     5,515   2.99%    3,870     2.77 %   23,443   3.65%   15,078     2.99 %
- ----------------------------------------------------------------------------------------------------------------

  Income from continuing operations       7,312   3.97%    5,329     3.81 %   31,076   4.84%   20,823     4.13 %
  Loss from discontinued operations           -      -    (1,236)   (0.88)%        -      -    (1,579)   (0.31)%
- ----------------------------------------------------------------------------------------------------------------

  Income before extraordinary items       7,312   3.97%    4,093     2.93 %   31,076   4.84%   19,244     3.82 %
  Extraordinay items                          -      -      (561)   (0.40)%        -      -      (561)   (0.11)%
- ----------------------------------------------------------------------------------------------------------------

  Net income                            $ 7,312   3.97%  $ 3,532     2.53 %  $31,076   4.84%  $18,683     3.71 %
================================================================================================================

 *Percentages are computed using average assets of continuing operations
  (excluding unrealized gains on investments) and have been annualized.

  Discontinued operations are those of Foothill Thrift and Loan which was spun off to stockholders on December 23, 1993.

Per share data (shares in thousands):

  Primary
    Income from continuing
operations                                $0.43            $0.31               $1.83           $1.23
    Discontinued operations                   -            (0.07)                  -           (0.09)
    Extraordinary items                                    (0.03)                              (0.03)
- ----------------------------------------------------------------------------------------------------------------
    Earnings per common and
common equivalent share                   $0.43            $0.21               $1.83           $1.11
================================================================================================================

  Fully diluted:
    Income from continuing
operations                                $0.42            $0.30               $1.77           $1.20
    Discontinued operations                   -            (0.07)                  -           (0.09)
    Extraordinary items                                    (0.03)                              (0.03)
- ----------------------------------------------------------------------------------------------------------------
    Earnings per common share
assuming full dilution                    $0.42            $0.20               $1.77           $1.08
================================================================================================================

  Number of shares used in per
share computations
    Primary                              16,727           16,821              16,854          16,683
================================================================================================================
    Fully diluted                        17,397           17,499              17,527          17,363
================================================================================================================

SELECTED BALANCE SHEET DATA:
  Total assets                          $738,190        $606,507            $738,190        $606,507
  Average assets**                       738,844         574,060             642,479         520,105
  Average assets of continuing
operations**                             738,844         558,661             642,479         504,022
  Average stockholders' equity**         153,884         145,288             147,425         137,448
  Average stockholders' equity
in continuing operations**               153,884         129,889             147,425         121,365
  Finance receivables                    659,356         514,518             659,356         514,518
  Average finance receivables**          691,327         532,916             591,263         480,353
================================================================================================================

  Sources of funds employed:
    Commercial paper                    $214,897        $148,283            $214,897        $148,283
    Other short term borrowings           10,000               -              10,000               -
    Senior notes                         268,829         237,404             268,829         237,404
    Subordinated notes and debentures     50,550          53,725              50,550          53,725
    Stockholders' equity                 172,410         152,147             172,410         152,147
- ----------------------------------------------------------------------------------------------------------------

    Total funds employed                $716,686        $591,559            $716,686        $591,559
================================================================================================================

**Averages are for the three and twelve months ended. Average assets and average equity exclude unrealized gains on marketable debt and equity securities.

                            THE FOOTHILL GROUP, INC.
            SELECTED FINANCIAL DATA FOR FOOTHILL CAPITAL CORPORATION
                             (Dollars in thousands)

                                   Three months ended December 31,         Year ended December 31,
                                 ----------------------------------  ----------------------------------
                                      1994              1993              1994              1993
SELECTED OPERATING DATA*:        ---------------  -----------------  ---------------  -----------------
  Interest and fees earned       $27,497  15.28%  $17,447   12.75 %  $85,713  14.08%  $63,951   12.91 %
  Interest expense                 9,953   5.53%    5,877    4.30 %   29,494   4.84%   22,218    4.48 %
- -------------------------------------------------------------------------------------------------------

  Net interest revenue            17,544   9.75%   11,570    8.45 %   56,219   9.24%   41,733    8.43 %
  Gains from asset sales           1,028   0.57%    4,190    3.06 %   14,549   2.39%   13,179    2.66 %
  Provision for credit losses      1,669   0.93%    2,950    2.16 %    9,554   1.57%   12,254    2.47 %
  General and administrative
expenses                           6,208   3.45%    4,643    3.39 %   21,264   3.49%   16,565    3.34 %
- -------------------------------------------------------------------------------------------------------

  Income before income taxes      10,695   5.94%    8,167    5.96 %   39,950   6.57%   26,093    5.28 %
  Provision for income taxes       4,598   2.55%    3,430    2.51 %   17,178   2.82%   10,959    2.21 %
- -------------------------------------------------------------------------------------------------------

  Income before extraordinary
items                              6,097   3.39%    4,737    3.45 %   22,772   3.75%   15,134    3.07 %
  Extraordinary items                  -      -      (561)  (0.41)%        -      -      (561)  (0.11)%
- -------------------------------------------------------------------------------------------------------

  Net income                     $ 6,097   3.39%  $ 4,176    3.04 %  $22,772   3.75%  $14,573    2.96 %
=======================================================================================================

*Percentages are computed using average assets (excluding unrealized gains on investments) and have been annualized.


SELECTED BALANCE SHEET DATA:
  Total assets                   $701,421         $572,630           $701,421         $572,630
  Average assets**                720,050          547,265            608,856          495,501
  Finance receivables             648,763          506,673            648,763          506,673
  Average finance receivables**   679,132          525,421            581,315          476,382
=======================================================================================================

  Sources of funds employed:
    Commercial paper             $214,897         $148,283           $214,897         $148,283
    Other short term borrowings    10,000                -             10,000                -
    Senior notes                  267,633          233,817            267,633          233,817
    Subordinated notes and
debentures                         59,300           64,225             59,300           64,225
    Stockholders' equity          132,309          114,133            132,309          114,133
- -------------------------------------------------------------------------------------------------------

    Total funds employed         $684,139         $560,458           $684,139         $560,458
=======================================================================================================


**Averages are for the three and twelve months ended. Average assets exclude unrealized gains on marketable debt and equity securities.

SELECTED BALANCE SHEET DATA:
  Nonperforming finance
    receivables and
    repossessed assets***        $  6,891         $ 16,296           $  6,891         $ 16,296

  Allowance for credit losses    $ 16,957         $ 13,857           $ 16,957         $ 13,857
  Actual writeoffs during the
period                           $  1,369         $  2,450           $  6,454         $  8,924
  Number of employees                 114              108                114              108
=======================================================================================================

***Includes repossessed assets and loans that have contractual installments more than sixty days past due.

Contact:  HENRY K. JORDAN                         THE FOOTHILL GROUP, INC.
          Senior Vice President                   11111 Santa Monica Boulevard
          & Chief Financial Officer               Los Angeles, California  90025
          310-996-7000

                            [FOOTHILL GROUP LOGO]

                                     NEWS


                     FOOTHILL GROUP SUBSIDIARY COMPLETES

                    PURCHASE OF FLAGSHIP FINANCIAL ASSETS


         LOS ANGELES, CALIFORNIA, January 31, 1995 . . . The Foothill Group, Inc. (NYSE-FGI) today announced that Foothill Capital Corporation, its asset-based lending subsidiary, has completed the cash purchase of the assets of Flagship Financial Corporation. Final closing of the previously announced asset purchase was subject to approval by the Federal Trade Commission which was received on January 30, 1995. Flagship Financial Corporation is an asset-based lender with approximately $20 million in loans outstanding and is headquartered in Richmond, Virginia. Flagship has additional business development offices in Columbia, Maryland and Charlotte, North Carolina.

         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of December 31, 1994, Foothill had total assets owned or under management of more than $1.2 billion.

Contact:  HENRY K. JORDAN                        THE FOOTHILL GROUP, INC.
          Senior Vice President                  11111 Santa Monica Boulevard
          & Chief Financial Officer              Los Angeles, California  90025
          310-996-7000

                            [FOOTHILL GROUP LOGO]

                                     NEWS


                     FOOTHILL GROUP SUBSIDIARY INCREASES

             COMMERCIAL PAPER PROGRAM AND BANK CREDIT FACILITIES

                               TO $375 MILLION


         LOS ANGELES, CALIFORNIA, February 1, 1995 . . . The Foothill Group, Inc. (NYSE-FGI) announced today that its subsidiary, Foothill Capital Corporation, has increased its commercial paper program and its bank credit facilities to $375 million from their present level of $345 million. In addition, the commitment fees on the facilities were significantly reduced and three new banks were added to the group. Pretax savings from this fee reduction are forecasted to be approximately $300,000 annually. Foothill Capital's commercial paper is rated "A-2" by Standard & Poor's Ratings Group, "D-2" by Duff & Phelps Credit Rating Company and "F-2" by Fitch Investor's Service, Inc. The bank credit facilities, with 26 banks, are used primarily to support Foothill Capital's outstanding commercial paper.

         Kent W. Dahl, Vice President and Treasurer of Foothill Capital, stated, "Foothill Capital is pleased to announce the increases to our commercial paper program and bank credit facilities which will be used to fund the continued growth of our asset-based lending business. We continue to have strong support from the banking and investment communities for our business strategy."

         The Foothill Group, Inc. is a specialty financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly-owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in the debt instruments of companies in reorganization or in the process of restructuring. At December 31, 1994, Foothill had total assets owned or under management of over $1.2 billion.

Contact:  HENRY K. JORDAN                        THE FOOTHILL GROUP, INC.
          Senior Vice President                  11111 Santa Monica Boulevard
          & Chief Financial Officer              Los Angeles, California  90025
          310-996-7000

                            [FOOTHILL GROUP LOGO]

                                     NEWS


                      THE FOOTHILL GROUP, INC. INCREASES

                              QUARTERLY DIVIDEND


         LOS ANGELES, CALIFORNIA, January 19, 1995 . . . The Foothill Group, Inc. (NYSE-FGI) Board of Directors today declared a $.08 quarterly cash dividend on its Class A common stock. This represents a 33% increase from the previous $.06 quarterly cash dividend. The dividend is payable on April 20, 1995, to shareholders of record on March 20, 1995.

         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of September 30, 1994, Foothill had total assets owned or under management of more than $1.2 billion.

Contact:  HENRY K. JORDAN                        THE FOOTHILL GROUP, INC.
          Senior Vice President                  11111 Santa Monica Boulevard
          & Chief Financial Officer              Los Angeles, California  90025
          310-996-7000

                            [FOOTHILL GROUP LOGO]

                                     NEWS


                    THE FOOTHILL GROUP SUBSIDIARY COMPLETES

                     PURCHASE OF FLAGSHIP FINANCIAL ASSETS


         LOS ANGELES, CALIFORNIA, January 31, 1995 . . . The Foothill Group, Inc. (NYSE-FGI) today announced that Foothill Capital Corporation, its asset-based lending subsidiary, has completed the cash purchase of the assets of Flagship Financial Corporation. Final closing of the previously announced asset purchase was subject to approval by the Federal Trade Commission which was received on January 30, 1995. Flagship Financial Corporation is an asset-based lender with approximately $20 million in loans outstanding and is headquartered in Richmond, Virginia. Flagship has additional business development offices in Columbia, Maryland and Charlotte, North Carolina.

         The Foothill Group, Inc. is a specialized financial services company which operates two tightly linked businesses: commercial lending and money management. Foothill Capital Corporation, its wholly owned subsidiary, provides asset-based financing to businesses throughout the United States. The parent company's money management operation conducts business through institutional limited partnerships, seeking above average returns by investing in debt instruments of companies in reorganization or in the process of restructuring. As of December 31, 1994, Foothill had total assets owned or under management of more than $1.2 billion.